NeoGames S.A.
5, rue de Bonnevoie
L-1260 Luxembourg
Grand Duchy of Luxembourg

September 7, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:              Katherine Bagley

Re:	Neogames S.A. Registration Statement on Form F-1 Filed on September 7, 2021 Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 of under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form F-1, filed on September 7, 2021 (the “Registration Statement”) of NeoGames S.A. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on Thursday, September 9, 2021, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Gilad Zohari at (212) 906-4667.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Gilad Zohari of Latham & Watkins LLP at the number set forth above.

Thank you for your assistance in this matter.

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September 7, 2020 Page 2

Very truly yours, NeoGames S.A. By: /s/ Moti Malul Name: Moti Malul Title: Chief Executive Officer

cc:          (via email)
Raviv Adler, Neogames S.A.
Josh Kiernan, Esq., Latham & Watkins LLP
Nathan Ajiashvili, Esq., Latham & Watkins LLP
Gilad Zohari, Esq., Latham & Watkins LLP
Gil White, Esq., Herzog Fox & Neeman
Ron Ben-Menachem, Esq., Herzog Fox & Neeman
David J. Goldschmidt, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Yossi Vebman, Esq., Skadden, Arps, Slate, Meagher & Flom LLP